BRYAN CAVE LLP 1155 F Street, N.W., Washington, D.C. 20004-1357

T: 202 508 6000 F: 202 508 6200 bryancave.com

LaDawn Naegle
Direct: 202/508-6046
Fax: 202/220-7346
 ldnaegle@bryancave.com

September 2, 2015
VIA EDGAR
Cecilia Blye, Chief Office of Global Security Risk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	SunEdison Semiconductor Limited Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015 File No. 1-36460
Dear Ms. Blye:
We represent SunEdison Semiconductor Limited (the “Company”).  This letter is in response to your comment letter dated August 13, 2015 to the Company.  We have set forth below each of your comments followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended December 31, 2014
1.	You state on page 4 that Samsung Electronics Co., Ltd. accounted for 19% of your net sales to non-affiliates in 2014. We are aware of publicly available information indicating that Samsung Electronics Co., Ltd. operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers, distributors, joint venture partners or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.
Response:
The Company has not had any past and does not have current or anticipated contacts with Sudan or Syria (“Sanctioned Countries”).  To the Company’s knowledge, the Company does not provide directly or indirectly through customers or others any products, technology or services to the Sanctioned Countries and has no agreements, arrangements or other contacts with the government of those countries or entities they control.

Cecilia Blye September 2, 2015 Page 2
The Company manufactures silicon wafers primarily for the semiconductor industry.  As disclosed in the Company’s Form 10-K, the wafers are used as a base substrate for the manufacture of various semiconductor devices.  The devices are then used in computers, smart phones, tablets and other mobile electronic devices, automobiles and other consumer and industrial products.  Samsung Electronics Co., Ltd.  uses our silicon wafers to produce logic and memory devices (chips) used in smart phones, tablets, computers and other applications.
The Company does not deliver any products or provide any services to stores or franchisees of Samsung or otherwise ship the Company’s wafers to any location in the Sanctioned Countries.  While Samsung does not provide the Company with information as to Samsung’s end users or customers, the Company has no information or any reason to believe that its wafers are intended for sale by Samsung – or any other customer – to the Sanctioned Countries.
In fact, the Company maintains practices and procedures to ensure compliance by the Company with U.S. export controls and economic sanctions.  Specifically, the Company consistently screens customers (as well as vendors and suppliers) to ensure that sales can be made to such customers (and that the Company may lawfully conduct business with its vendors and suppliers).  The Company also monitors all product sales to ensure compliance with U.S. export controls.
2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Cecilia Blye September 2, 2015 Page 3
Response:
As set forth above, the Company is not aware of any direct or indirect, past, current or anticipated, contacts with the Sanctioned Countries or entities they control.  The wafers manufactured and sold by the Company from the United States are classified as EAR99 items and do not require a license for export unless they are destined for a prohibited destination or for a prohibited end-use, or the transaction involves a restricted person or entity.  The Company maintains practices and procedures to ensure compliance by the Company with U.S. export controls and economic sanctions.  Accordingly, the Company has determined that there is not a material risk to the Company particularly related to compliance with U.S. export control laws or economic sanctions regulations.  In any event, the Company has included in its risk factors included in its Form 10-K reference to the risks related to failure of compliance with U.S. export control laws given the international sales by the Company.  See Form 10-K, p. 11.
The silicon wafers the Company manufactures and sells are used by customers in the production of semiconductor devices which are then used in much more complex products whose value far exceeds the value of the small silicon chip originating from the wafer.  The Company sells wafers at an average price of less than $50.00 per wafer and the average 200mm wafer can be used to manufacture hundreds of devices, while the average 300mm wafer can be used to manufacture up to one thousand devices. The Company has determined therefore that the relative value of its product in the final product of its customers is immaterial, as it is a very small portion, in any event less than 1%, of the overall cost of goods for that final product.
Accordingly, there are no revenues, assets or liabilities of the Company associated with Sudan or Syria now or for the last three fiscal years and subsequent interim period.  Because none of the Company’s operations are associated with Sudan or Syria (or any other sanctioned country), the Company does not regard as material or relevant to its investors the concerns some have expressed about companies with such operations.
*   *   *   *   *
In responding to your letter, the Company has authorized the undersigned on behalf of the Company to acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecilia Blye September 2, 2015 Page 4
If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.
Very truly yours,

/s/ LaDawn Naegle
LaDawn Naegle
cc:	Shaker Sadasivam, Chief Executive Officer, SunEdison Semiconductor Limited Sally Townsley Senior Vice President and General Counsel SunEdison Semiconductor Limited